SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Amendment No. 1
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Getty Images, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
374276103

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐      Rule 13d-1(b)
☑      Rule 13d-1(c)
☐      Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	374276103	13G/A

1	NAME OF REPORTING PERSONS Eric Semler I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		4,945,200

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,945,200

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,945,200

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.3%

12	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	374276103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TCS Capital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,945,200

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,945,200

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,945,200

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.3%

12	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	374276103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TCS Capital Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		3,120,800

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,120,800

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,120,800

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.2%

12	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G/A
     This Amendment No. 1 (this “Amendment”) to Schedule 13G (the “Schedule 13G”), relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Getty Images, Inc., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”). This Schedule 13G is being filed on behalf of TCS Capital Investments, L.P. a Cayman Islands exempted limited partnership (“TCS Offshore”), TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”) and Eric Semler the principal of TCS GP.
     This Schedule 13G relates to (A) shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Offshore and (B) shares of Common Stock of the Issuer held by TCS Offshore. TCS Capital holds 281,700 shares of Common Stock, TCS Capital II holds 1,542,700 shares of Common Stock, and TCS Offshore holds 3,120,800 shares of Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore, and Mr. Semler, as manager of TCS GP, controls the investment decisions of TCS GP.
     This Amendment is being filed to include TCS Offshore as a Reporting Person and Items 2(a), 2(c), 4 and 10 are being amended and restated in their entirety as follows:
Item 2(a) Name of Person Filing.
TCS Capital Investments, L.P., TCS Capital GP, LLC and Eric Semler
Item 2(c) Citizenship or Place of Organization.
TCS Capital Investments, L.P. is a exempted limited partnership organized under the laws of the Cayman Islands. TCS Capital GP, LLC is a limited liability company organized under the laws of the State of Delaware. Eric Semler is the principal of TCS Capital GP, LLC and is a United States citizen.
Item 4 Ownership.
(a)	TCS Offshore is the beneficial owner of 3,120,800 shares of Common Stock, TCS Capital GP, LLC (as the general partner of TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P.) is the beneficial owner of 4,945,200 shares of Common Stock, and Eric Semler (as the principal of TCS Capital GP, LLC) is the beneficial owner of 4,945,200 shares of Common Stock.
(b)	TCS Offshore is the beneficial owner of 5.2% of the outstanding shares of Common Stock, TCS Capital GP, LLC is the beneficial owner of 8.3% of the outstanding shares of Common Stock and Eric Semler is the beneficial owner of 8.3% of the outstanding shares of Common Stock. These percentages are determined by dividing 3,120,800, 4,945,200 and

4,945,200, respectively, by 59,552,868, the number of shares of Common Stock issued and outstanding as of October 31, 2007, as reported by the Issuer in a Form 10-Q filed with the Commission on November 8, 2007.
(c)	As the general partner of TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P., TCS Capital GP, LLC has the sole power to vote and dispose of the 4,945,200 shares of Common Stock they hold. As the principal of TCS Capital GP, LLC, Eric Semler has the sole power to vote and dispose of the 4,945,200 shares of Common Stock held by TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P. TCS Capital Investments, L.P. has the sole power to vote and dispose of the 3,120,800 shares of Common Stock it holds.
The filing of this statement shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock. Pursuant to Rule 13d-4, each of the Reporting Persons disclaim all such beneficial ownership beyond their pecuniary interest.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement between TCS Capital Investments, L.P., TCS Capital GP, LLC and Eric Semler.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: January 10, 2008

TCS Capital Investments, L.P.

By: TCS Capital GP, LLC, general partner

By: /s/ Eric Semler Name: Eric Semler
Title: Managing Member

TCS Capital GP, LLC

By:	/s/ Eric Semler
Name:	Eric Semler
Title:	Managing Member

/s/ Eric Semler
Eric Semler